Western Digital Corporation 20511 Lake Forest Drive Lake Forest, California 92630
Tel: 949.672.7676
Timothy M. Leyden
Executive Vice President
Chief Financial Officer
September 15, 2009
VIA EDGAR AND BY FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549
Attn: Kathleen Collins, Accounting Branch Chief

Re:	Western Digital Corporation Form 10-K for the Fiscal Year Ended July 3, 2009 Filed on August 14, 2009 Form 8-K filed on July 28, 2009 File No. 001-08703
Ladies and Gentlemen:
     We received your letter dated August 31, 2009 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced reports filed under the Securities Exchange Act of 1934. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the response to such comment.
Form 10-K for the Fiscal Year Ended July 3, 2009
Note 13. Restructuring and Sale of Facility, page 77
1.	We note that you recorded a restructuring charge of $112 million during the second quarter of fiscal 2009 when the Company announced a plan to realign its cost structure as a result of a softer demand environment, which was completed in third and fourth quarters of fiscal 2009. We also note your disclosure on page 38 that you reopened the manufacturing facility in Thailand that you previously closed as part of your restructuring plan in the first quarter of fiscal 2010. Please tell us the amount of the restructuring cost that related to this facility. Also, please confirm its cease-use date and tell us how you considered paragraphs 9 and 28 of SFAS 144 in accounting for the impairment of long-lived assets for this property. Additionally, please tell us if the Company plans on making any adjustments to the initial restructuring charges recorded in future quarters.
Response:
The restructuring charges recorded in the second quarter of fiscal 2009 that related to our Thailand facility totaled $9 million, consisting of $2 million in employee termination benefits and $7 million in asset impairment charges. The employee termination benefits were paid in January 2009. The asset impairment charges reduced the remaining carrying value of the facility to $2 million which was comprised of land and building. We began winding down production at this facility immediately after the announcement of our restructuring plan on December 17, 2008, and closed the facility by January 31, 2009. We confirm we considered paragraph 9 of SFAS 144 in determining the fair value of the assets and the related impairment charge. We had estimated that any incremental cash flows expected to be generated from operating the facility between the announcement date of the restructuring and the closure of the facility would be insignificant. In addition, we based our determination of fair value of the facility primarily on a third-party appraisal. We determined fair value to approximate the facility’s salvage value. Since we did not plan to abandon the Thailand facility, we concluded paragraph 28 of SFAS 144 did not apply. We do not plan on making any adjustments to the fiscal 2009 restructuring charges in future quarters.

U.S. Securities and Exchange Commission
September 15, 2009

Form 8-K filed on July 28, 2009
2.	We note your discussion of non-GAAP net income and non-GAAP diluted earnings per share under Item 2.02 of the Form 8-K noted above does not appear to include all of the disclosures required by Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Specifically, we note that it does not include:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business:

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
In this regard, we believe you should further enhance your disclosures to comply with Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures, especially since these measures appear to be used to evaluate performance. In your response, please explain further the nature of taxes related to the license of intellectual property. Additionally, tell us how you considered presenting a quantitative reconciliation of differences between non-GAAP measures disclosed with the most recent directly comparable GAAP measures pursuant to Item 100(a) of Regulation G. In your response, please provide us with example revisions to your current disclosures, if any.
Response:
We note your comment that we did not include certain disclosures required by Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Question 8 provides that companies must demonstrate the usefulness of any measure that excludes recurring items, especially if the measure is used to evaluate performance, and that inclusion of a measure that excludes recurring items may be misleading absent the additional disclosures required by Question 8. Management believes that in-process research and development charges relating to two unrelated acquisitions are separate, unrelated charges. Management therefore believes that none of these charges or the other items excluded from the non-GAAP financial measures in the Form 8-K had occurred in the two years prior and are not reasonably likely to recur within two years. Accordingly, management believes Question 8 does not apply to the referenced Form 8-K because all of the items excluded from the non-GAAP financial measures were non-recurring items. Nonetheless, if the Company presents non-GAAP financial measures in future filings that are subject to the requirements of Item 10(e) of Regulation S-K, the Company intends to expand its disclosure to address the Staff’s comment. As an example of the additional disclosure contemplated by the Company, below is a revision to the non-GAAP financial measure disclosure in the referenced Form 8-K above:
Example Revision to Second Paragraph of Form 8-K Filed on July 28, 2009
“In Western Digital’s press release attached as Exhibit 99.1 hereto and in its conference call scheduled for 2:00 p.m. PDT/5:00 p.m. EDT today, Western Digital plans to report certain financial information, including net income and diluted earnings per share on both a GAAP and a non-GAAP basis for the fiscal years ended July 3, 2009 and June 27, 2008, and for the fourth quarter ended July 3, 2009. These non-GAAP measures exclude certain gains or losses that are non-recurring in nature. For example, the non-GAAP measures for the fourth quarter and fiscal year ended July 3, 2009 exclude in-process research and development charges related to Western Digital’s acquisition of SiliconSystems, Inc., exclude restructuring charges, and related tax benefits and favorable settlements, associated with Western Digital’s restructuring plan announced on December 17, 2008, and exclude a gain on the sale of assets from Western Digital’s media substrate manufacturing facility in Sarawak, Malaysia. The non-GAAP measures for the fiscal year ended June 27, 2008 exclude taxes related to the license of intellectual property to subsidiaries and exclude in-process research and development charges related to Western Digital’s acquisition of Komag, Inc. Management uses non-GAAP financial measures for internal managerial purposes, publicly providing our business outlook and evaluating current and prior period performance, and uses these measures in addition to and in conjunction with the most directly comparable GAAP measure. Because management believes the gains and losses

U.S. Securities and Exchange Commission
September 15, 2009

excluded from the non-GAAP measures may not be indicative of ongoing operations, management believes that the non-GAAP measures presented in the press release and during the conference call are useful to investors as an additional method for measuring Western Digital’s operating performance and comparing it against prior periods’ performance. When viewed with Western Digital’s GAAP results, these non-GAAP measures provide investors with a more complete understanding of factors and trends affecting Western Digital. These non-GAAP measures used by Western Digital, which may be different from non-GAAP measures used by other companies, should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding GAAP measure.”
We also note your comment to explain further the nature of taxes related to the license of intellectual property, which were excluded in determining non-GAAP net income and non-GAAP diluted earnings per share for the fiscal year ending June 27, 2008. The taxes related to the non-recurring royalty payment received in the U.S. for the license of certain intellectual property rights to a foreign subsidiary that was entered into during our fiscal quarter ended September 28, 2007. A similar transaction had not occurred within the prior two years and has not occurred in the two years since and, therefore, the Company believes the associated tax charge is a non-recurring item.
We also note your comment regarding how we considered presenting a quantitative reconciliation of differences between the non-GAAP measures disclosed with the most directly comparable GAAP measure pursuant to Item 100(a) of Regulation G. In the third and fourth full paragraphs of the press release included as Exhibit 99.1 to the Form 8-K referenced above, we included a narrative reconciliation of the differences between GAAP net income and non-GAAP net income, and GAAP diluted earnings per share and non-GAAP diluted earnings per share, for the fiscal years ending June 27, 2008 and July 3, 2009 and for the fourth fiscal quarter ending July 3, 2009, respectively. Specifically, the third and fourth paragraphs of the press release provided the GAAP financial measure for the applicable period, the non-recurring gains or losses included in the GAAP financial measure for that period, and the non-GAAP financial measure for that period excluding such non-recurring gains or losses. The Company believes that the juxtaposition of these sentences in the narrative reconciliation is a “clearly understandable method” for reconciling the differences between the non-GAAP financial measure and the most directly comparable GAAP financial measures and, therefore, satisfies the reconciliation requirement of Item 100(a) of Regulation G and Item 10(e) of Regulation S-K.
As requested in the Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s comments and request that the Staff contact the undersigned at 949-672-7676 (telephone) or 949-672-7589 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted,
Western Digital Corporation

By: Name:	/s/ Timothy M. Leyden Timothy M. Leyden
Title:	Executive Vice President and Chief Financial Officer
cc: Robert Plesnarski, Esq., O’Melveny & Myers LLP